SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of July


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                            Yes _____________ No____X_______


      (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
       dated July 24, 2006 announcing the Settlement of Stock Drop Class
                            Action with plaintiffs.

     Van der Moolen Holding and Van der Moolen Specialists Reach
        Settlement of Stock Drop Class Action with Plaintiffs


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--July 24, 2006--Van der Moolen Holding N.V. (NYSE:VDM) (Amsterdam:VDMN) announced today that VDM and Van der Moolen Specialists USA, LLC ("VDMS"), a 75% owned subsidiary of VDM, have agreed to settle for $8 million a securities class action lawsuit in the United States brought under US securities laws by plaintiffs who were holders of VDM Holding's American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE").
    The complaint in this case was filed on September 14, 2004 on behalf of a putative class of persons who held ADRs between October 18, 2001 and October 15, 2003. The complaint alleged that during that time period, the price of ADRs was artificially inflated because VDM failed to disclose certain alleged illegal trading activity that was the subject of a regulatory settlement between VDMS and the NYSE and the U.S. Securities and Exchange Commission in March 2004.
    Neither VDM nor VDMS admits wrongdoing as part of this class action settlement.
    Under VDM's insurance policies, VDM's insurers will pay 60 percent of the settlement. The settlement will be recognized in our second quarter financial statements.
    The settlement is preliminary and is subject to, among other things, approval by the federal district judge in New York presiding over the case.
    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate Communications, telephone +31 (0)20 535 6789.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VAN DER MOOLEN HOLDING N.V.

Date: July 24, 2006                     By:/s/ Richard E. den Drijver
                                           ---------------------------
                                        name: Richard E. den Drijver
                                        title: Chairman of the Executive Board


                                        By:/s/ Leo J. Pruis
                                           ---------------------------
                                        name: Leo J. Pruis
                                        title: Chief Financial Officer Member
                                               of the Executive Board


                                        By:/s/ Casper F. Rondeltap
                                           ----------------------------
                                        name : Casper F. Rondeltap
                                        title: Member of the Executive Board



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